Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132890
May 17, 2007

NORTHSTAR REALTY FINANCE CORP.
SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK

Final Term Sheet

Issuer: NorthStar Realty Finance Corp.

Security: 8.25% Series B Cumulative Redeemable Preferred Stock

CUSIP: 66704R308

Size: 1,400,000 shares              Over-allotment option: 210,000 shares

Type of security: SEC Registered—Registration Statement No. 333-132890; preliminary prospectus supplement dated May 16, 2007

Public offering price: $25.00 per share; $35,000,000

Underwriting discounts and commissions: $0.7875 per share; $1,102,500 total ($1,267,875 if over-allotment option is exercised in full)

Proceeds to the Company, before expenses: $24.2125 per share; $33,897,500 total ($38,982,125 if over-allotment option is exercised in full)

Expected net proceeds after deducting underwriting discounts and commissions and estimated transaction expenses payable by the Company: $33,697,500 ($38,782,125 if over-allotment option is exercised in full).

Sole Bookrunner:	Wachovia Capital Markets, LLC	1,120,000 shares

Co-Managers:	RBC Dain Rauscher Inc.	140,000 shares
	Stifel, Nicolaus & Company, Incorporated	140,000 shares

Dividend rate: 8.25% per annum of the liquidation preference per annum; $2.0625 per annum per share, cumulative from May 15, 2007 (subject to the dividend rate step-up to 9.25% per annum as described in the prospectus supplement)

Optional Redemption: On or after February 7, 2012 (subject to the special optional redemption right described in the prospectus supplement)

Settlement and delivery date: May 24, 2007

Selling concession: Not to exceed $0.50 per share

Reallowance to other dealers: Not to exceed $0.45 per share

Prior to purchasing the shares being offered pursuant to the prospectus supplement, on May 16, 2007, one of the underwriters purchased, on behalf of the syndicate, 100 shares at a price of $24.79 per share in a stabilizing transaction.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement dated May 16, 2007) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Wachovia Capital Markets, LLC by calling toll-free 866-289-1262.